# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Valion Bio, Inc., CIK 0001787740
CUSIP: 888705308
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1305 E. Houston Street, Building 1, Suite 311, San Antonio, Texas (TX), 78205
Date of event which requires filing of this statement: 08/09/2026
Filed by CIK 0001841619
Persons authorized to receive notices and communications: Maier J. Tarlow, 2 Wooster Street, 2nd Floor, New York, New York (NY), 10013, (646) 845-0040

## Reporting persons
- 3i, LP (CIK 0001841619): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 446,759; sole dispositive power 0; shared dispositive power 446,759; aggregate amount beneficially owned 446,759 (9.9% of the class)
  Comment: As more fully described in Item 5 of the Original Schedule 13D (as defined in Item 1 below), such shares and percentage are based on 4,407,364 shares of common stock, par value $0.0001 per share, of the Issuer (the "Common Stock") outstanding, consisting of (a) 4,151,259 shares of Common Stock as of July 7, 2026 as disclosed in the definitive proxy statement filed by the Issuer with the U.S. Securities and Exchange Commission ("SEC") on July 17, 2026 (the "Proxy Statement"), plus (b) 256,105 shares of Common Stock issued to 3i, LP on July 19, 2026 pursuant to conversions of certain shares of Series B Preferred Stock (as defined below). Beneficial ownership consists of 382,058 shares of Common Stock directly held by 3i, LP and 64,701 shares of Common Stock issuable in any combination upon (i) exercises of certain common stock purchase warrants (the "Warrants") held directly by 3i, LP, which exercises are subject to a 9.99% beneficial ownership limitation provision (a "Blocker"), (ii) conversions of a senior secured convertible note in the original principal amount of $16,253,147.10 (the "Note") held directly by 3i, LP, which conversions are subject to a Blocker, (iii) conversions of shares of Series B Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the "Series B Preferred Stock") directly held by 3i, LP, which conversions are subject to a Blocker, and (iv) conversions of shares of Series C Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the "Series C Preferred Stock") directly held by the 3i, LP, which conversions are subject to a Blocker.
- Tumim Stone Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 49,242; sole dispositive power 0; shared dispositive power 49,242; aggregate amount beneficially owned 49,242 (1.1% of the class)
  Comment: As more fully described in Item 5 of the Original Schedule 13D, such shares and percentage are based on 4,407,364 shares of Common Stock outstanding, consisting of (a) 4,151,259 shares of Common Stock as of July 7, 2026 as disclosed in the Proxy Statement, plus (b) 256,105 shares of Common Stock issued to 3i, LP on July 19, 2026 pursuant to conversions of certain shares of Series B Preferred Stock. Beneficial ownership consists of 49,242 shares of Common Stock directly held by Tumim Stone.
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 441,294; sole dispositive power 0; shared dispositive power 441,294; aggregate amount beneficially owned 441,294 (9.9% of the class)
  Comment: As more fully described in Item 5 of the Original Schedule 13D, such shares and percentage are based on 4,407,364 shares of Common Stock outstanding, consisting of (a) 4,151,259 shares of Common Stock as of July 7, 2026 as disclosed in the Proxy Statement, plus (b) 256,105 shares of Common Stock issued to 3i, LP on July 19, 2026 pursuant to conversions of certain shares of Series B Preferred Stock. Beneficial ownership consists of 431,300 shares of Common Stock indirectly held by the reporting person and 9,994 shares of Common Stock issuable in any combination upon (i) exercises of the Warrants indirectly held by the reporting person, which exercises are in each case subject to a Blocker, and (ii) conversions of the Note, shares of Series B Preferred Stock and shares of Series C Preferred Stock indirectly held by the reporting person, which conversions are in each case subject to a Blocker.
- Maier J. Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 441,294; sole dispositive power 0; shared dispositive power 441,294; aggregate amount beneficially owned 441,294 (9.9% of the class)
  Comment: As more fully described in Item 5 of the Original Schedule 13D, such shares and percentage are based on 4,407,364 shares of Common Stock outstanding, consisting of (a) 4,151,259 shares of Common Stock as of July 7, 2026 as disclosed in the Proxy Statement, plus (b) 256,105 shares of Common Stock issued to 3i, LP on July 19, 2026 pursuant to conversions of certain shares of Series B Preferred Stock. Beneficial ownership consists of 431,300 shares of Common Stock indirectly held by the reporting person and 9,994 shares of Common Stock issuable in any combination upon (i) exercises of the Warrants indirectly held by the reporting person, which exercises are in each case subject to a Blocker, and (ii) conversions of the Note, shares of Series B Preferred Stock and shares of Series C Preferred Stock indirectly held by the reporting person, which conversions are in each case subject to a Blocker.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Valion Bio, Inc.
Address of issuer's principal executive offices: 1305 E. Houston Street, Building 1, Suite 311, San Antonio, Texas (TX), 78205
Comment: This Amendment No .1 to Schedule 13D (this "Amendment No. 1") relates to the common stock, par value $0.0001 per share (the "Common Stock") of Valion Bio, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D filed on August 3, 2026 (the "Original Schedule 13D") by (a) 3i, LP, (b) Tumim Stone Capital, LLC ("Tumim Stone"), (c) 3i Management LLC ("3i Management") and (d) Maier J. Tarlow ("Mr. Tarlow" and, together with 3i, LP, 3i Management and Tumim Stone, the "Reporting Persons") as set forth herein.

## Item 2. Identity and Background
Name of person filing: This Item 2(a) is not being amended by this Amendment No. 1.
Residence or business address: This Item 2(b) is not being amended by this Amendment No. 1.
Present principal occupation or employment: This Item 2(c) is not being amended by this Amendment No. 1.
Criminal convictions in the last five years: This Item 2(d) is not being amended by this Amendment No. 1.
Civil proceedings (securities laws) in the last five years: This Item 2(e) is not being amended by this Amendment No. 1.
Citizenship: This Item 2(f) is not being amended by this Amendment No. 1.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The following sentence is hereby added to the end of Item 3 of the Original Schedule 13D:

The source of funds to be used for the purchase of the Issuer's securities by 3i, LP as proposed in the August Letter (as defined in Item 4 below) would be the working capital of 3i, LP.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The information reported in Item 3 is incorporated by reference into this Item 4. All of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, are held for investment purposes. Each Reporting Person may from time to time engage in discussions with the Issuer, its directors and officers, other stockholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and each Reporting Person's liquidity requirements and investment considerations, the Reporting Persons may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

On July 28, 2026, 3i, LP delivered a letter (dated July 29, 2026, the "July Letter") to the Issuer's board of directors (the "Board"), a copy of which is attached to the Original Schedule 13D as Exhibit 2 and is incorporated herein by reference. In the July Letter, 3i, LP demanded the immediate removal of Michael Handley as the chief executive officer of the Issuer and the commencement of the search for his replacement. On August 9, 2026, 3i, LP delivered another letter to the Board (the "August Letter"), a copy of which is attached to this Amendment No. 1 as Exhibit 4 and is incorporated herein by reference. In the August Letter, 3i, LP proposed to purchase shares of Series B Preferred Stock or shares of Series C Preferred Stock for up to $9,000,000, with $3,000,000 immediately available and the remaining $6,000,000 to be funded in installments over the next two months, subject to customary due diligence, negotiation and execution of definitive agreements in form and substance satisfactory to 3i, LP, and receipt of required approvals. As proposed, funding of each installment would be further conditioned on the Issuer's continued Nasdaq listing and its execution of the plan approved by the reconstituted Board as described below. Pursuant to the August Letter, the investment would require certain changes to the Issuer's management and Board, consisting of (a) Michael Handley being terminated as Chief Executive Officer and removed from the Board, effective immediately, (b) Ms. Sheryle Bolton stepping down from the Board as Chair and director, and Mr. Tarlow assuming the role of Chairman of the Board, each effective upon the execution of the definitive agreements for the investment, and (c) two additional directors nominated by 3i, LP joining the Board, subject to the Board's reasonable review and approval. Upon leaving the Board, Ms. Bolton would serve as Special Advisor to the Chairman and receive the same level of compensation while she was Chair of the Board.

Except as otherwise described herein, the July Letter and the August Letter, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each Reporting Person reserves the right, at any time and from time to time, to review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto. In addition, each Reporting Person reserves the right to increase or decrease its or his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise (including the continued purchases of shares of Common Stock by Tumim Stone pursuant to the ELOC Purchase Agreement), on such terms and at such times as such Reporting Person may deem advisable. Each Reporting Person reserves the right to change its or his intention with respect to any and all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: This Item 5(a) is not being amended by this Amendment No. 1.
Number of shares as to which each person has sole or shared power to vote or dispose: This Item 5(b) is not being amended by this Amendment No. 1.
Transactions in the class effected during the past sixty days: Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Exhibit 3 attached to the Original Schedule 13D and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: This Item 5(d) is not being amended by this Amendment No. 1.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This Item 5(e) is not being amended by this Amendment No. 1.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: This Item 6 is not being amended by this Amendment No. 1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

Exhibit 4: Letter to the Board of Directors of the Issuer, dated August 9, 2026

## Signatures
- 3i, LP: /s/ Maier J. Tarlow, Maier J. Tarlow, manager of 3i Management LLC, general partner of 3i, LP (08/11/2026)
- Tumim Stone Capital, LLC: /s/ Maier J. Tarlow, Maier J. Tarlow, manager of 3i Management LLC, manager of Tumim Stone Capital, LLC (08/11/2026)
- 3i Management LLC: /s/ Maier J. Tarlow, Maier J. Tarlow, Manager (08/11/2026)
- Maier J. Tarlow: /s/ Maier J. Tarlow, Maier J. Tarlow (08/11/2026)